UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Genco Shipping & Trading Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2685T131

(CUSIP Number)

Richard M. Brand

Kiran S. Kadekar

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T131	13D

1.	Names of Reporting Persons GK Investor LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,313,572*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,313,572*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,313,572*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%**
14.	Type of Reporting Person (See Instructions) OO

* All reported Common Shares are held by GK Investor LLC. GK Investor LLC is a controlled affiliate of each of Sphinx Investment Corp. and Maryport Navigation Corp. Sphinx Investment Corp. is a controlled affiliate of Maryport Navigation Corp. Maryport Navigation Corp. is controlled by Mr. Economou.

** Based on the 42,538,665 Common Shares stated by the Issuer as being outstanding as at November 8, 2023 in its Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the United States Securities and Exchange Commission (the “SEC”) on November 8, 2023 (the “November 2023 10-Q”).

CUSIP No. Y2685T131	13D

1.	Names of Reporting Persons Sphinx Investment Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of the Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,313,572*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,313,572*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,313,572*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by GK Investor LLC. GK Investor LLC is a controlled affiliate of each of Sphinx Investment Corp. and Maryport Navigation Corp. Sphinx Investment Corp. is a controlled affiliate of Maryport Navigation Corp. Maryport Navigation Corp. is controlled by Mr. Economou.

** Based on the 42,538,665 Common Shares stated by the Issuer as being outstanding as at November 8, 2023 in its November 2023 10-Q.

CUSIP No. Y2685T131	13D

1.	Names of Reporting Persons Maryport Navigation Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,313,572*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,313,572*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,313,572*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%**
14.	Type of Reporting Person (See Instructions) CO

* All reported Common Shares are held by GK Investor LLC. GK Investor LLC is a controlled affiliate of each of Sphinx Investment Corp. and Maryport Navigation Corp. Sphinx Investment Corp. is a controlled affiliate of Maryport Navigation Corp. Maryport Navigation Corp. is controlled by Mr. Economou.

** Based on the 42,538,665 Common Shares stated by the Issuer as being outstanding as at November 8, 2023 in its November 2023 10-Q.

CUSIP No. Y2685T131	13D

1.	Names of Reporting Persons George Economou

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,313,572*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,313,572*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,313,572*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%**
14.	Type of Reporting Person (See Instructions) IN

* All reported Common Shares are held by GK Investor LLC. GK Investor LLC is a controlled affiliate of each of Sphinx Investment Corp. and Maryport Navigation Corp. Sphinx Investment Corp. is a controlled affiliate of Maryport Navigation Corp. Maryport Navigation Corp. is controlled by Mr. Economou.

** Based on the 42,538,665 Common Shares stated by the Issuer as being outstanding as at November 8, 2023 in its November 2023 10-Q.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on December 29, 2023 (the “Initial 13D”, and the Initial 13D as amended and supplemented by this Amendment, the “Schedule 13D”) by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Genco Shipping & Trading Limited, a corporation formed under the laws of the Republic of the Marshall Islands (the “Issuer”). Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Initial 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Initial 13D is hereby supplemented by adding the following paragraphs to the end thereof:

“On January 9, 2024, GK Investor, in accordance with the Amended and Restated By-Laws of the Issuer (the “By-Laws”), submitted to the Issuer formal notice of its decision (the “Notice”, and such proposal, the “Nomination Proposal”) to propose the nominations of, and to nominate, Ms. Randee Day and Mr. Robert M. Pons (each a “Nominee” and collectively, the “Nominees”) for election to the board of directors (the “Board”) of the Issuer at the Issuer’s first annual meeting of shareholders of the Issuer to occur after January 9, 2024 (including any adjournments or postponements of such annual meeting or any special meeting that may be called in lieu of such annual meeting, the “2024 Annual Meeting”).

Randee Day is President and CEO of Day & Partners, LLC, a maritime consulting and advisory group. She was previously the CEO of Goldin Maritime, LLC, an affiliate of a premier restructuring and advisory firm. Ms. Day previously served as interim CEO of DHT Maritime, Inc. (NYSE: DHT). Prior to that, she was Managing Director at the Seabury Group, a transportation advisory firm. She is a director of International Seaways, Inc. (NYSE: INSW), where she chairs the Audit Committee and sits on the Compensation Committee, and Eagle Bulk Shipping Inc. (NYSE: EGLE), where she chairs the Compensation Committee and is on the Audit Committee. Previously, she served on the boards of Tidewater Inc. (NYSE: TDW), the largest publicly traded offshore platform vessel operator in the world, as well as Guardian Navigation (formerly Valhalla Shipping), a shipping company specializing in the transshipment of dry cargo. Ms. Day is a graduate of the School of International Relations at the University of Southern California and completed graduate studies at The George Washington University. She is also a graduate of the Senior Executives in National and International Security Program at the Harvard Kennedy School of Government and the Directors College at Stanford University.

Robert M. Pons is President and CEO of Spartan Advisors, Inc., a management consulting firm specializing in telecom and technology companies. He was previously Executive Vice President of PTGi-ICS, a wholly owned subsidiary of HC2 Holdings, Inc., a publicly traded holding company operating subsidiaries in infrastructure, telecom, construction, energy technology, gaming and life science. Previously, he was Senior Vice President, Capital Markets, at TMNG Global, a global consulting firm to technology, media, communications and financial services companies. He also served in senior management roles at technology companies including Uphonia, Inc. (formerly SmartServ Online, Inc.) and FreedomPay. Mr. Pons has served on the boards of 16 public companies and is currently a director of Marpai, Inc. (NASDAQ: MRAI). He previously served as Executive Chairman of Seachange International, Inc. (NASDAQ: SEAC) as well as a director at CCUR Holdings, Inc. (OTCPK: CCUR), Alaska Communications, Inc. and Inseego Corp. (NASDAQ: INSG), among others. Mr. Pons received a B.A. with honors from Rowan University.

GK Investor also notified the Issuer, pursuant to the Notice, of its decision to propose and to bring before the meeting the following additional shareholder proposal at the 2024 Annual Meeting: a proposal to repeal each provision of, and each amendment to, the By-Laws that the Board adopted or adopts without the approval of the shareholders of the Issuer after March 28, 2023, which is the date of the most recent publicly available amendment to the By-Laws, and up to and including the date of the 2024 Annual Meeting (the “By-Law Repeal Proposal”, and together with the Nomination Proposal, collectively, the “Proposals”).

The Reporting Persons reserve the right to give notice of additional nominations or business to be made or conducted at the 2024 Annual Meeting in addition to the Proposals, and to make or conduct such additional nominations or business at the 2024 Annual Meeting, in each case, to the extent permitted by applicable law. In addition to the foregoing, the Reporting Persons reserve the right to further nominate, substitute or add additional persons as nominees for election to the Board, including in the event that (a) the Issuer purports to increase the number of directorships, (b) the Issuer makes or announces any changes to the By-Laws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees or any additional or substitute nominee nominated pursuant to the foregoing and/or (c) any Nominee is unable or hereafter becomes unwilling for any reason to serve as a director. Any additional nominations made are without prejudice to the position of the Reporting Persons that any attempt to change the size of the Board or disqualify any Nominee through By-Laws amendments or otherwise would constitute unlawful manipulation of the Issuer’s corporate machinery. The Reporting Persons further reserve the right to withdraw any Nominee and/or any Proposal.

The Reporting Persons currently intend to solicit proxies in favor of the election of the Nominees and the other Proposals.

The Reporting Persons may also take one or more additional actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and the Board and management team, stockholders and other persons.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 10, 2024	GK Investor LLC By: Sphinx Investment Corp., its Manager

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: January 10, 2024	SPHINX INVESTMENT CORP.

By: Levante Services Limited

By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: January 10, 2024	MARYPORT NAVIGATION CORP.

By: Levante Services Limited
By:	/s/ Kleanthis Costa Spathias
Kleanthis Costa Spathias
Director

Date: January 10, 2024	GEORGE ECONOMOU

By:	/s/ George Economou
George Economou